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                                                                     Exhibit 3.4


                           STOCK REPURCHASE PROGRAM

1. The Company is authorized to use up to $2 million of its surplus lawfully available for stock repurchases to repurchase, from time to time, shares of its common stock, in open-market purchases, private transactions or otherwise.

2. The Executive Committee shall, from time to time, determine the price and volume levels and other conditions applicable to the Company's repurchase of shares of its common stock.

3.  Subject to

                    (a) such price and volume levels and other conditions as may be determined, from time to time, by said Committee,

                    (b) compliance with the Company's Credit Agreement with Fleet Capital Corporation, and

                    (c) compliance with Rule 10b-18, and other applicable Rules, under the Securities Exchange Act of 1934, as amended (other than during periods when the requirements of said Rules have been suspended), the President - Chief Executive Officer of the Company, acting jointly with its Executive Vice President - Chief Financial Officer, are authorized to use up to $2 million of the Company's surplus lawfully available for the repurchase of its stock to repurchase shares of its common stock in open-market purchases, private transactions or otherwise, from time to time.

4. This Stock Repurchase Program shall remain in effect until $2 million is used by the Company to repurchase shares of its common stock, unless the Program is terminated by the Board of Directors or its Executive Committee before then. In implementation of said Program, the broker's account resolutions submitted by Donaldson, Lufkin & Jenrette and attached hereto, and any substantially similar resolutions of any other brokerage firms with whom the Company may open an accounts for purposes of the Program, are herewith adapted as resolutions of the Executive Committee